Exhibit 99.1

Notice of Second Quarter 2021 Financial Results and Conference Call

ISTANBUL, Aug 12, 2021 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada") (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its unaudited financial results for the second quarter ended June 30, 2021 on Thursday, August 26, 2021.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call to discuss its financial results at 15.30 İstanbul time / 13.30 London / 8.30 New York on Thursday, Aug 26, 2021.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada210826.html.

Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on August 26, 2021.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, HepsiPay. In 2020, we seamlessly connected 33 million members and approximately 45 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our ‘Technology Empowerment for Women Entrepreneurs’ program, we have reached more than 19,000 female entrepreneurs across Turkey.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Harika Eldoğan, Head of Public Relations

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick